EXHIBIT 99.1

Press Release

Production Starts Up at Timimoun Gas Field in Algeria

Paris, March 29, 2018 - Total announces first gas from the Timimoun field in southwestern Algeria. The production complex with a capacity of around 5 million cubic meters of natural gas per day at plateau (around 30,000 barrels of oil equivalent per day (boe/d)), is jointly operated by Sonatrach (51%), Total (37.75%) and Cepsa (11.25%).

“The launch of Timimoun is a new step in the Group’s history in Algeria, where we are a long-term partner. Achieved within the planned budget, the project will contribute to Total’s production growth in 2018,” said Arnaud Breuillac, President of Exploration & Production at Total.

Timimoun’s gas will be produced with 37 wells connected to a gas processing facility that ties into the GR5 pipeline used to transport gas from fields in southwestern Algeria to Hassi R’mel.

Total in Algeria

Total’s exploration and production activities in Algeria date back to 1952. In 2017, Total’s production in Algeria averaged 15,000 boe/d, all of it from the Tin Fouyé Tabankort (TFT) gas and condensate field located 300 kilometers west of the Libyan border. The Group holds a 35% in interest in TFT. Total also markets lubricants and bitumen in Algeria.

Through the Maersk Oil acquisition, which closed on March 8, 2018, Total now holds a 12.25% interest in the El-Merk, Hassi Berkine and Ourhoud oil fields, with a combined production capacity of 400,000 boe/d.

In November 2017, Total also announced the proposed acquisition of Engie’s upstream liquefied natural gas (LNG) assets. This transaction will add 4.6 million tons to the Group’s global LNG portfolio thanks to a supply agreements with Sonatrach upon the closing.

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